NEWS RELEASE

May 3, 2006

WEALTH COMPLETES REGIONAL URANIUM EXPLORATION PROGRAM IN SOUTHERN ARGENTINA

Vancouver, British Columbia…  Wealth Minerals Ltd. (the “Company” or “Wealth”) - (TSX Venture Exchange: WML, OTC: WMLLF, Frankfurt: EJZ), is pleased to announce that it has recently completed a program of reconnaissance prospecting and mapping in the San Jorge Basin in the provinces of Chubut and Santa Cruz, Argentina.

Wealth has been actively engaged in exploration for uranium in Argentina since mid 2005, principally in northwestern Argentina, but also in other parts of the country.  The Company quickly recognized the San Jorge Basin as having excellent exploration potential for uranium, as well as having been under explored.

The San Jorge Basin is defined by a sequence of continental and tuffaceous, clastic sediments of Cretaceous age (the Chubut Group) which unconformably overlies a basement of Jurassic and older rocks.  The basin measures roughly 400 km (N-S) by about 270 km (E-W), a surface area of about 170,000 sq. km.

A number of uranium occurrences were discovered in the basin by CNEA (the Argentine National Atomic Energy Authority) as a result of regional exploration completed by this organization during the 1960's through to the late 1990's.  A number of these occurrences were investigated in detail by geological and geophysical surveys, drilling and bulk sampling.  One occurrence in particular, the Cerro Solo deposit, has a quoted resource and pre-feasibility study and is reported to contain in the order of 10 million pounds of uranium with additional recoverable values in molybdenum according to a published report by CNEA.

As a result of its regional reconnaissance program, Wealth has recognized certain predictable structural and stratigraphic controls on uranium mineralization and has located numerous, previously undocumented, uranium occurrences in this basin.  These showings occur within horizons previously known to host uranium mineralization as well as newly defined stratigraphic levels.  Mineralization is manifested by zones of anomalous radioactivity frequently containing visible uranium or uranium-vanadium minerals.  Selected grab samples have returned values in uranium and vanadium assaying in the range of less than 100 ppm to more than 10,000 ppm (1%). Of a total of 219 samples submitted for analysis, 59 reported values greater than 100 ppm U; 47 reported values greater than 200 ppm U and 33 reported values greater than 500 ppm U (0.05% or 1 pound per ton) to a maximum of +10,000 ppm U (limits of detection). The same 219 samples returned vanadium values as follows: 77 greater than 100 ppm; 33 greater than 200 ppm and 15 greater than 500 ppm to a maximum of +10,000 ppm (samples assaying greater than 10,000 ppm have to be re-analysed to give a precise value).

Samples were collected from unmineralized rock to give an idea of background levels for various rock units as well as from occurrences of radioactive rock (as determined by a scintillometer).

There was no specific sampling density as this was a reconnaissance exploration program; rather during the course of routine geological traverses or measuring of specific sections, various horizons were sampled as background material and zones of anomalous radioactivity were selectively sampled.

All samples collected were rock chips from outcrop. The samples were collected by seasoned prospectors and geologists, placed in plastic sample bags and kept in the Company's possession until driven by Company personnel to the laboratories of Alex Stewart (Assayers) Argentina, S.A. in Mendoza (city), Argentina. The Company's consultants have inspected the laboratory facilities and are satisfied with the protocols used. A recognized system of duplicate samples, blank samples and standards is used to ensure quality control. All samples are crushed and pulverized and a subsample is subjected to aqua regia digestion with analysis by ICP (inductively coupled plasma spectoscopy).

To protect these newly discovered occurrences, the Company has applied for a number of exploration concessions in various parts of the San Jorge Basin.

The Company is very encouraged by this exploration success and is planning to complete an airborne geophysical survey over selected parts of its holdings during the coming months.  Extensive ground follow-up will be necessary to completely evaluate these widespread new discoveries.  This phase of more detailed work is expected to commence in September 2006.

James M. Dawson, P. Eng., Wealth’s consulting geologist and a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this news release.  Mr. Dawson is not independent of Wealth by virtue of being a shareholder and the holder of stock options.

The surface sampling programs on the San Jorge Basin project were supervised by N.C. Aspinall, P.Eng., who, together with Mr. Dawson, designed and is responsible for all aspects of the San Jorge Basin reconnaissance program.

Wealth Minerals Ltd. is a mineral exploration company with 16.0 million shares issued and outstanding, approximately CAD 2.0 million in the treasury and listings on the TSX Venture and Frankfurt Stock Exchanges and the OTCBB.

For further details on the Company readers are referred to the Company’s web site (www.wealthminerals.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of

WEALTH MINERALS LTD.

“Jerry Pogue”

Jerry Pogue, Director

For further information, please contact:

Glenn Shand

Phone: 604-331-0096 / 888-331-0096

E-mail: info@wealthminerals.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding future anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans, potential mining scenarios, the success of mineral processing procedures, business trends and future operating costs and revenues.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.